Exhibit 99.1

Fourth Quarter 2008

Growth in sales revenue up by +17% over Year 2008

EBITDA growth target confirmed for Year 2008

GDF SUEZ publishes unaudited pro forma 2008 revenue figures,

comprising 2007 data established on a comparable basis.

Unaudited pro forma data* billion euros	2008	2007	Gross growth	Organic growth
Sales revenue	83.1	71.2	+16.6%	+17.5%

* Distrigaz, SPE, Coriance (companies sold as part of the merger) and Fluxys (company accounted for using the equity method in the pro forma accounts) are not included in the data above.

In 2008, sales revenue amounted to 83.1 billion euros, representing a gross increase of +16.6% in relation to 2007 and +17.5% organic growth. This growth confirms the relevance and strength of GDF SUEZ’s development model. All the business lines and geographical areas have made positive contributions to this performance, with the following main drivers:

•	Continued development in Europe and internationally, on gas and electricity;
•	Background of high and volatile prices on the energy markets over 2008;
•	Sustained commercial development on energy services activities;
•	Continued investments in infrastructures;
•	Growth in business at SUEZ ENVIRONNEMENT.

In Q4 2008, the Group’s sales revenue was up by +14% on Q4 2007. This progression is to be compared with an increase of +18% over the first nine months of the year, reflecting the less favourable conditions seen for certain business lines over the last quarter than in the first nine months.

The Group’s pro forma EBITDA for 2008 will be in line with the target announced. As published with the sales revenue figures for the first nine months of the year, the Group’s operational performance (EBITDA) over the fourth quarter was marked by:

•	The sharp drop in prices for petroleum products during the last few months of 2008;
•	The slowdown in LNG arbitrage operations around the world due to lower demand for gas in Asia;
•	The non-transfer of natural gas supply costs in regulated tariffs in France;

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel: +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2.193.643.820 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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BREAKDOWN OF SALES REVENUE FOR EACH BUSINESS LINE

million euros	2008 sales revenue	2007 sales revenue		Gross change	Organic growth
Energy France	14 457	12 368		+16.9%	+16.3%
Energy Europe & International	30 528	25 198		+21.2%	+21.6%
Benelux / Germany	14 156	11 907		+18.9%	+22.2%
Europe	8 749	6 609		+32.4%	+23.8%
International	7 623	6 682		+14.1%	+18.4%
Global Gas & LNG*	10 827	8 096		+33.7%	+35.7%
Infrastructures*	896	650		+37.8%	+34.5%
Energy Services	13 993	12 894		+8.5%	+8.8%
Environment	12 352	12 022	[1]	+2.7%	+5.6%
GDF SUEZ Group	83 053	71 228	[2]	+16.6%	+17.5%

*Total sales revenue, including inter-company services, came to 22 394 million euros for the Global Gas and LNG business line and 5 498 million euros for the Infrastructures business line

The gross increase in sales revenue amounted to +11 825 million euros:

•	Organic growth (+12 074 million euros);

•	Change in Group structure (+747 million euros), with:

o

First-time consolidations (+1 774 million euros), primarily on Energy Europe and International for +1 111 million euros (acquisition of Teesside, change of method for recognising Italcogim Energie’s marketing activities in Italy and acquisition of the electricity trading company Elettrogreen in Italy), SUEZ ENVIRONNEMENT for +337 million euros and Energy Services for +319 million euros (acquisition of six cogeneration plants in Italy with a total capacity of 370 MW).

o

Disposals (-1 027 million euros), primarily concerning SUEZ ENVIRONNEMENT for -388 million euros (essentially sale of Applus), Energy Europe and International for -377 million euros (recognition of Gasag using the equity method as of 1 January 2008, sale of Calidda in Peru and Chehalis in the US) and Energy Services for -262 million euros (sale of Cofathec ADF in France).

•

Exchange rate fluctuations (-997 million euros, with -364 million euros on USD and -515 million euros on GBP), particularly within Energy Europe and International (- 623 million euros) and SUEZ ENVIRONNEMENT (-254 million euros).

The Group generated 92% of its sales revenue in Europe and North America, with 86% in Europe.

1 Including Applus, sold off in November 2007. 2007 sales revenue excluding Applus (GDF SUEZ contribution): 11 715 million euros

2 The difference compared with the pro forma data published for the Investor Day on 26 November 2008 stems from a reclassification of Infrastructure Branch sales revenue for -93 million euros (reclassification without any impact on earnings)

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ENERGY FRANCE

million euros	2008	2007	Gross change	Organic growth
Sales revenue	14 457	12 368	+16.9%	+16.3%

In 2008, the Energy France business line generated 14 457 million euros in sales revenue, up by +16.9% on 2007.

Based on average weather conditions, sales revenue growth over the period came out at +12%.

The gross increase results for 75% the hike in energy prices, in line with the very sharp increase in supply costs.

The increase in volumes sold, notably due to the more favourable weather conditions in 2008, contributed around 20% to the sales revenue growth achieved by the business line.

The remaining balance factors in first-time consolidations, combined with the Group’s development on wind power and home services. On this last segment, GDF SUEZ accelerated its development over 2008; in this way, the Group now has 10% of the French market for photovoltaic solutions for individual homes.

Natural gas sales totalled 294 TWh, +1.6% higher than in 2007. GDF SUEZ has maintained a market share of around 95% for retail customers and around 85% for business customers, with these two markets opened to competition since 2007 and 2004 respectively.

Electricity sales were up by +12% to 32 TWh, with performance levels varying depending on the customer segments: growth on the retail and wholesale markets, but a downturn for industrial customers due to more difficult pricing conditions. Since July 2007, the Group has signed nearly 400 000 new contracts with retail customers. Combined with the contracts signed with professional customers, GDF SUEZ is managing close to 600,000 electricity contracts in France. Furthermore, the business line’s power production increased by +4.5% over the year reflecting the combined impact of the following two elements:

•	Improvement in production by the hydroelectric facilities and the DK6 gas combined cycle plant in Dunkirk;
•

Increase in wind production, through organic growth or the integration of the companies acquired in 2007 and 2008 (Compagnie du Vent, Nass & Wind – now Eole Generation, Erelia, Great and Eolienne de la Haute-Lys).

EUROPE AND INTERNATIONAL ENERGY – BENEDELUX DIVISION

million euros	2008	2007	Gross change	Organic growth
Sales revenue	14 156	11 907	+18.9%	+22.2%

In 2008, the Benedelux Division recorded 14 156 million euros in sales revenue, representing a gross increase of +18.9% compared with 2007 and +22.2% organic growth.

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Changes in the Group structure (-317 million euros) concern the change in the method for consolidating Gasag, the gas distribution subsidiary in Germany, which has been consolidated on an equity basis since 1 January 2008 (previously proportionately consolidated).

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Electricity sales across the division came to 9 632 million euros at the end of 2008, compared with 8 109 million euros at the end of 2007, representing +18.8% organic growth.

In Belgium and Luxembourg (Belux), electricity sales are up by +16.9% in relation to 2007, reflecting the change in electricity market prices, significantly influenced by the hike in fossil fuel prices. Sales prices in Belgium also reflect the increased level of transmission and distribution prices (+4.8% in 2008), although these elements have not had any impact on the margin. The volumes sold in Belgium and Luxembourg are down -4% (74.1 TWh in 2008, compared with 77.2 TWh in 2007), notably factoring in the drop in sales to distributors in Belgium and the impact of the economic slowdown seen over the last quarter of 2008.

Electricity sales in the Netherlands and Germany are up by +21.3% compared with 2007, resulting from both the impact of the change in prices and the increase in volumes sold, particularly in the Netherlands (+4.8% with 23.3 TWh sold in 2008).

Gas sales totalled 3 414 million euros at the end of 2008, compared with 2 764 million euros at the end of 2007, representing +39.5% organic growth and benefiting primarily from the change in gas prices and the more favourable weather conditions than in 2007. Nevertheless, the volumes sold are down for the region ( -1.6 TWh, i.e. -2.1%), primarily on sales to industrial customers in the Netherlands, while Belgium and Germany sold higher volumes than in 2007.

Sales of other services – notably transfer-costing on services for inter-district organisations in Belgium’s Walloon Region – came to 1 110 million euros at the end of 2008, compared with 1 034 million euros at the end of 2007.

ENERGY EUROPE & INTERNATIONAL – EUROPE DIVISION

million euros	2008	2007	Gross change	Organic growth
Sales revenue	8 749	6 609	+32.4%	+23.8%

In 2008, the Europe Division generated 8 749 million euros in sales revenue, representing a gross increase of +32.4% in relation to 2007.

This growth notably reflects the change in the Group’s structure, with the acquisition of the Teesside gas combined cycle plant in the UK (+407 million euros), as well as the acquisition of the marketing and optimisation firm Elettrogreen (+106 million euros) and the increase in the stake in Italcogim Energie3 (+366 million euros) in Italy.

The Division’s strong organic growth (+23.8%) has been driven by the following elements:

•

Increase in market prices throughout the region, with its effects moderated to some extent by gas supply costs not being passed on in full in countries where a regulated pricing system is still in force;

•	Development of the installed electrical production capacity in Italy;
•	Significant growth in power production in Spain, due to favourable climatic, hydroelectric and market conditions (+3.2 TWh).

3 Energy marketing in Italy - Interest raised from 40% to 60%, resulting in a change in the consolidation method. For reference: marketing activities in Italy have been fully consolidated since 1 October 2007. Activities previously consolidated on an equity basis from 1 January to 30 June 2007, then proportionately consolidated from 1 July 2007 to 30 September 2007.

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ENERGY EUROPE & INTERNATIONAL – INTERNATIONAL DIVISION

million euros	2008	2007	Gross change	Organic growth

Sales revenue	7 623	6 682	+14.1%	+18.4%

In 2008, the International Division recorded 7 623 million euros in sales revenue, representing a gross increase of +14.1% compared with 2007 and +18.4% organic growth.

The +18.4% organic growth reflects the Group’s dynamic commercial performance on all its areas for development at international level, set against strong growth in energy demand and rising prices.

More specifically, organic growth in the business has been driven by:

•

North America (+638 million euros), primarily thanks to the development of direct energy sales to industrial and commercial customers (+319 million euros), as well as sales on the wholesale market (+125 million euros), primarily reflecting higher prices and growth in the LNG business, benefiting from a strong price affect (+85 million euros);

•

Asia/Middle East (+183 million euros), thanks to sales growth in Turkey (+111 million euros), the increase in prices in Thailand (+36 million euros) and the Group’s development in the Gulf States, with the Sohar plant contributing over a full year for the first time in 2008;

•

Latin America (+329 million euros), with the increase in electricity sales in Brazil (+88 million euros) reflecting both rising prices for bilateral contracts and an increase in sales on the spot market, on which Tractebel Energia is benefiting from its steady energy allocation strategy and particularly high prices in Q1. The increase in sales in Peru (+95 million euros) and Chile (+132 million euros) primarily factors in positive price effects, while Panama (+13 million euros) has benefited from the new capacity brought into service (Balboa plant in August 2008).

GLOBAL GAS & LNG

million euros	2008	2007	Gross change	Organic growth

Sales revenue	10 827	8 096	+33.7%	+35.7%
Sales revenue including inter-company	22 394	17 284	+29.6%

In 2008, the Global Gas and LNG business line contributed 10 827 million euros in sales revenue, representing a gross increase of +33.7% compared with 2007.

The Global Gas and LNG business line total sales revenue, including inter-company services, came to 22 394 million euros, up by +29.6% on 2007.

However, the fourth quarter of 2008, which saw a gross increase of +21.4% in relation to Q4 2007, reflects a change in the trend compared with the first nine months of the year (+39.1%), notably due to less favourable market and price conditions.

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Exploration-Production recorded 1 875 million euros in sales revenue, representing +43% organic growth, compared with +58% over the first nine months of the year. This increase primarily reflects the sharp rise in average hydrocarbon prices up until the end of summer 2008:

•	+23% increase in the average Brent price (€/boe) over the year, compared with 46% over the first nine months;
•	+81% increase in the average NBP natural gas price (€/MWh) over the year, compared with 106% over the first nine months.

It also factors in an increase in production, which climbed to 51 Mboe, up by +20% on 2007. This change is primarily linked to the new assets brought into production in the Netherlands and Norway.

The business line’s other entities4 also posted sales revenue growth, in line with:

•	The significant increase in hydrocarbon prices up until the end of summer 2008;
•

The sustained level of LNG arbitrage operations over the year (48 cargo shipments for 38 TWh in 2008, compared with 40 for 31 TWh in 2007); even if Q4 2008 was characterised by a marked slowdown in activity (five shipments, compared with 11 in Q4 2007);

•	Growth in natural gas sales:
o	In France, Key Account sales (excluding sales to municipal distribution companies5) are up by +9 TWh to reach 87 TWh;
o	In Europe, Key Account sales are up +8 TWh to reach 82 TWh;
o	Short-term and other sales (including sales to municipal distribution companies) are up by +8 TWh to reach 134 TWh.

INFRASTRUCTURES

million euros	2008	2007	Gross change	Organic growth

Sales revenue	896	650[6]	+37.8%	+34.5%
Sales revenue including inter-company	5 498	5 142	+6.9%

The Infrastructures business line contributed 896 million euros in sales revenue, up by +37.8% compared with 2007.

The Infrastructures business line’s total sales revenue, including inter-company services, came to 5 498 million euros, +6.9% higher than in 2007.

This contributive growth is linked primarily to the development of volumes conveyed by GrDF on behalf for third parties. These volumes represented 28.8 TWh, up by +9.4 TWh compared with 2007, also reflecting the positive impact of a return to more favourable weather conditions.

4 Supply, LNG, Key Account Sales and Trading

5 Sales to municipal distribution companies in France totalled 8.6 TWh in 2008, compared with 7.8 TWh in 2007.

6 The -93 million euro difference in relation to the amount published for the Investor Day on 26 November 2008 corresponds to a reclassification without any impact on earnings.

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Sales revenue growth has also been driven by:

•	The new tariff for access to distribution infrastructures, set on 1 July 2008, up by +5.6% for the 2008-2012 period;
•	The +3.9 TWh increase in storage capacity subscribed for by third parties;
•	The increase in subscriptions on the transmission network in France, as well as the newly connected gas combined cycle plants;
•	The inclusion of storage activities in Germany in the business line’s scope.

ENERGY SERVICES

million euros	2008	2007	Gross change	Organic growth
Sales revenue	13 993	12 894	+8.5%	+8.8%

In 2008, the Energy Services Business line recorded 13 993 million euros in sales revenue, representing +8.8% organic growth compared with 2007.

In France, services activities (Elyo France and Cofathec Services) increased by +18.6% (+421 million euros). This positive trend is due to sales development, more favourable weather conditions and the increase in energy prices. Installation and maintenance activities have also achieved growth (+4.9%) across all entities (Inéo, Endel, Axima and Seitha), while the slowdown in certain sectors slowed growth down over the last quarter of 2008.

In Belgium, services and Heating, Ventilation and Air-Conditioning (HVAC) activities increased by +7.1%.

Business in the Netherlands has benefited from a high level of orders, as well as measures to realign and optimise its organisation. It achieved +10.5% growth (+124 million euros).

All of Tractebel Engineering’s divisions (Nuclear, Energy, Infrastructure and International) recorded a very sustained growth. Total organic growth on these activities came in at +18.9%.

Outside France and the Benelux Region, the business line’s activity increased by +13.1% in Southern Europe (+128 million euros), primarily on the Italian market and despite a downturn in orders in Spain due to the real estate crisis. In Northern European countries, sales revenue is up +5.2%, driven by the development of business in Germany and the UK.

ENVIRONMENT

million euros	2008	2007	Gross change	Organic growth
Sales revenue	12 352	12 022	+5.4%	+ 5.6%
Applus		307

SUEZ ENVIRONNEMENT recorded 12 352 million euros in sales revenue at the end of 2008, representing a gross increase of +5.4% compared with the end of 2007 and excluding the sale of Applus, as well as +5.6% organic growth. The sustained growth in sales revenue and the operational performance achieved, in line

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with the guidance for 2008, were presented in the release published for SUEZ ENVIRONNEMENT on 29 January 2009.

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FURTHER ANALYSES

ANALYSIS OF SALES REVENUE BY GEOGRAPHICAL AREAS

SALES REVENUE million euros	2008	%	2007	%	Change 2008/2007
France	30 345	36.5%	27 230	38.2%	+ 11.4%
Belgium	13 027	15.7%	10 600	14.9%	+ 22.9%
Subtotal: France-Belgium	43 372	52.2%	37 830	53.1%	+ 14.7%
Other European Union	26 658	32.1%	22 136	31.1%	+ 20.4%
Other European countries	1 267	1.5%	1 169	1.6%	+ 8.4%
Subtotal: Europe	71 298	85.8%	61 135	85.8%	+ 16.6%
North America	5 018	6.0%	4 659	6.5%	+ 7.7%
Subtotal: Europe and North America	76 316	91.9%	65 794	92.4%	+ 16.0%
Asia, Middle East and Oceania	3 283	4.0%	2 493	3.5%	+ 31.7%
South America	2 624	3.2%	2 204	3.1%	+ 19.0%
Africa	831	1.0%	737	1.0%	+ 12.9%
TOTAL SALES REVENUE	83 053	100.0%	71 228	100.0%	+ 16.6%

ANALYSIS OF ORGANIC GROWTH ON A LIKE-FOR-LIKE BASIS

million euros	2008	2007	Organic growth
Sales revenue	83 053	71 228
Change in Group structure Exchange rate fluctuations	-1 774	-1 027 -997
Like-for-like	81 278	69 204	17.5%

CONSOLIDATED SALES REVENUE

Consolidated sales revenue amounted to 67.9 billion euros under IFRS rules, as compared to 47.5 billion euros as at 31 December 2007, representing a gross increase of 43.1%.

These 2008 data are different from those commented above (pro forma figures), due to the following factors.

•	the former GDF entities have only been consolidated since 22 July 2008 (–17.5 billion euro impact);
•	Fluxys was consolidated as a fully-integrated entity up to 30 June 2008 (+0.1 billion euro impact);
•	Distrigaz was also fully consolidated until 30 September 2008 (+2.2 billion euro impact).

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One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 198,200 people worldwide and achieved revenues of €71.2 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-Looking statements

This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of GDF SUEZ believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of GDF SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: D.08-0122-A01), in section 3 of the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126) and the Form F4 registered with the SEC on June 16, 2008 . Investors and holders of GDF SUEZ securities should consider that the occurrence of some or all of these risks may have a material adverse effect on GDF SUEZ.

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

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